Goldman, Sachs & Co. 200 West Street New York, NY 10282-2198	Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, NY 10036

March 25, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Matthew Crispino

  Melissa Kindelan

  Patrick Gilmore

  Gabriel Eckstein

Re:	Aerohive Networks, Inc.

Registration Statement on Form S-1 (File No. 333-193939)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between March 17, 2014 and the date hereof, approximately 5,398 copies of the Preliminary Prospectus dated March 17, 2014 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:45 p.m. Eastern Daylight Time, on Thursday, March 27, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As representatives of the

Prospective Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Gary Kirkham
Name: Gary Kirkham
Title: Managing Director